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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

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FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For June 17 2003

Song Networks Holding AB

(Translation of registrant's name into English)

Gustav III:s Boulevard 18, Box 712

SE-169 27 Solna, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated April 23, 2003: " Song Networks supplies data network and voice to 18 municipalities of the Agder counties in Norway "
  Pressrelease, dated April 24, 2003: " ELCON Finans AS chooses Song Networks "
  Pressrelease, dated May 22, 2003: " Song Networks Holding AB (Stockholmsbörsen: SONW) announces that the exchange of Senior Notes issued by the subsidiary Song Networks N.V. for new shares in Song Networks now is completed."
  Pressrelease, dated May 22, 2003: " First Hotels is rationalising its data communications between 45 hotels in Sweden, Norway and Denmark through Song Networks "
  Pressrelease, dated May 26, 2003: " Bilprovningen is connecting all its 179 stations to Song Networks for more efficient data communications, worth SEK 35 million "

Press release

Stockholm April 23, 2003

Song Networks supplies data network and voice to 18 municipalities of the Agder counties in Norway

Song Networks AS, the Norwegian subsidiary of Song Networks Holding AB (Stockholmsbörsen: SONW), announces that Song Networks supplies a data network that connects 18 municipalities in 3 regions to Song Networks' broadband network. The contract spans over 3 years, and has a total value for Song Networks of minimum NOK 20 million.

The 18 municipalities receive a modern high-speed network that includes all the central municipalities' offices. The contract includes option for broadband access to schools as well as voice to the municipality administration centres.

- The agreement is a brilliant example of profitable network expansion in sparsely populated regions through cooperation between the public and the private sector in Norway. For Song Networks, the public sector represents a stable and important business partner that supports our strategy of offering nationwide broadband services to the Norwegian corporate market and organisations, says Ketil Kivedahl, Managing Director of Song Networks AS.

- Song Networks won the contract in competition with several strong suppliers, among them Telenor. The ability to provide advanced and flexible solutions combined with local presence made Song Networks the preferred supplier. The solutions imply economical savings for the public sector and improved service offerings to the regions' habitants, says Chairman of the "Det Digitale Distriktsagder" group, Knut Dannevig.

For more information, please contact:

Song Networks AS

Ketil Kivedahl, Managing Director

Telephone: +47 21 50 24 50

Mobile: +47 400 00 450

E-mail: ketil.kivedahl@songnetworks.no

About Song Networks, (Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 800 employees. The head office is located in Stockholm and the Company has 24 offices located in the Nordic region. www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers.

Press release

Stockholm April 24, 2003

ELCON Finans AS chooses Song Networks

Song Networks Holding AB (Stockholmsbörsen: SONW) announces that the Norwegian subsidiary Song Networks AS has signed an agreement with ELCON Finans AS for the supply of a Nordic data-network solution. The period of supply covers 5 years, and the value for Song Networks is about NOK 15 million.

ELCON Finans has today 20 offices with activities in Norway, Sweden and Denmark. The agreement covers a Nordic data-network based on Song Networks' IP VPN solution.

- Song Networks won the agreement in strong competition with other suppliers being a Nordic supplier with solutions that are in accordance with our high demands on functionality and security. Furthermore the Company has a flexible and scalable network, says Karl Egil Stubsjøen, IT-director ELCON Finans.

- Banks and financial institutes have very high demands of security, stability and functionality from their suppliers. The agreement with ELCON Finans is thus especially important for us as a supplier of advanced and qualitative solutions to the business market in Norway and the Nordic region, says Ketil Kivedahl, Managing Director Song Networks AS.

For more information, please contact:

Song Networks AS Ketil Kivedahl, Managing Director Phone: +47 21 50 24 50 Mobile: +47 400 00 450 E-mail: ketil.kivedahl@songnetworks.no	ELCON Finans AS Karl Egil Stubsjøen, IT-director Phone: +47 22 96 75 79 Mobile: +47 416 30 637 E-mail : kes@elcon.no

About Song Networks, (Stockholmsbörsen: SONW)

Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 800 employees. The head office is located in Stockholm and the Company has 24 offices located in the Nordic region. www.songnetworks.net

About ELCON Finans AS

ELCON Finans is a wholly owned company in the financial group Gjensidige NOR ASA, and is the largest Norwegian finance company in terms of assets. The company is the market leader in the fields equipment leasing, car finance and factoring, and is operating through  15 regional branches. ELCON Finans has also branches in Sweden (car finance and equipment finance) and in Denmark (equipment finance). The company is characterized by its market oriented business profile, and with total assets of NOK 24,3 billion and 468 employees ELCON Finans represents one of the largest business areas in the Gjensidige NOR group.

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers.

Press release

Stockholm May 22, 2003

Song Networks Holding AB (Stockholmsbörsen: SONW) announces that the exchange of Senior Notes issued by the subsidiary Song Networks N.V. for new shares in Song Networks now is completed.

At the closing of the final subscription period on May 2, 2003, all outstanding Senior Notes not already held by Song Networks had been surrendered in exchange for new shares pursuant to the issuance resolutions adopted by the general meeting of shareholders on November 11, 2002 and the Plan of Composition (Akkoord) confirmed by the District Court of Amsterdam on December 4, 2002.

The total number of Senior Notes exchanged during the entire note exchange corresponds in aggregate to 31,518,188 ordinary shares and 3,412,645 preference shares.

For information, please contact:

Song Networks Holding AB

Tomas Franzén, Chief Executive Officer

Phone: +46 8 5631 0111

Mobile: +46 701 810 111

E-mail: tomas.franzen@songnetworks.net

About Song Networks,

(Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 830 employees per March 2003.

The head office is located in Stockholm and Song Networks have 24 offices located in the Nordic region. www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

Press release

Stockholm May 22, 2003

First Hotels is rationalising its data communications between 45 hotels in Sweden, Norway and Denmark through Song Networks

Song Networks Holding AB's (Stockholmsbörsen: SONW) Swedish subsidiary company Song Networks Svenska AB has entered into an agreement with First Hotels regarding the supply of data communications. The solution encompasses 45 hotels and 3 offices in Sweden, Norway and Denmark, which are linked together in a private network through Song Networks' IP VPN solution. The agreement will run for 3 years and is worth in the region of SEK 8 million to Song Networks.

The solution provides 45 of First Hotels' 62 hotels with a fixed connection to central IT systems, with greatly increased capacity and improved accessibility, as well as access to the Internet.

"Song's solution is improving communications between the hotels and their guests. Via our web-based booking system, which contains information about the hotel's level of occupancy, guests can book accommodation themselves according to their own preferences. At the same time, the hotels have access to First Member, our central members' database, which contains information such as the hotel member's wishes and requirements from his or her accommodation. The level of service is improved as we become more easily accessible to our customers, while each local hotel rapidly receives information via First Member about the wishes and expectations of the individual guest," says Jonas Ridderström, MD of First Hotels.

The hotels in First Hotels' solution are linked together via Song Networks' IP VPN service. The solution is scalable and can be easily adapted in the event that additional hotels need to be connected, new services are added or the capacity of the solution is expanded. The hotels have access to booking systems and the members' database, as well as being offered other services centrally instead of having to rely on their own IT expertise and equipment, for example for their e-mail.

"We are really pleased that First Hotels has chosen Song Networks to supply its data communications solution. Song has a unique network with Nordic coverage, making us the obvious choice when companies with operations in one or more Nordic countries want to rationalise their data communications," says Mats Almgren, Sales Director at Song Networks.

For information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, Sales Director Tobias Gyhlenius, press service

Tel: +46 8 5631 02 40 Tel: +46 8 5631 05 27

Mobil: +46 701 810 240 Mobil: +46 701 810 527

E-mail: mats.almgren@songnetworks.se E-mail: tobias.gyhlenius@songnetworks.se

About Song Networks,

(Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 830 employees per March 2003.

The head office is located in Stockholm and Song Networks have 24 offices located in the Nordic region. www.songnetworks.net

About First Hotels

First Hotels is a hotel chain comprising 62 hotels in Sweden, Norway and Denmark. The aim is to offer hotels of a high and even quality in the most important destinations in the Nordic region. First Hotels should be perceived as a home from home for individual needs in modern times. For further information visit www.firsthotels.se

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

Press release

Stockholm May 26, 2003

Bilprovningen is connecting all its 179 stations to Song Networks for more efficient data communications, worth SEK 35 million

Song Networks Holding AB's (Stockholmsbörsen: SONW) Swedish subsidiary company Song Networks Svenska AB has entered into an agreement with Bilprovningen regarding the supply of data communications for 179 stations and offices in Sweden, following a public procurement. The agreement will run for 3 years and is worth in the region of SEK 35 million to Song Networks.

"The most important factors for us were Song's price and performance. The fact that Song can also supply a solution with Quality of Service (QoS) is very convenient for us. We are considering introducing IP telephony and including our existing video conferencing platform in the solution, and it is therefore necessary that the traffic in the network can be prioritised," says C-G Gustafsson, IT Manager at Bilprovningen.

Compared with the previous solution based on Frame Relay, a VPN solution based on Song's IP network is now being established that is more flexible, easier to administer and that provides all connected stations and offices with a fixed connection to Bilprovningen's network. Bilprovningen's head office in Vällingby is connected to Songs network with a redundant 100 Mbit/s connection and the remaining units with 2 Mbit/s connections, all with an ISDN backup.

"Bilprovningen's choice of Song's IP VPN solution is evidence of its high functionality, security and performance in relation to the price," says Mats Almgren, Sales Director at Song Networks. "Flexibility is also important, enabling the customer to develop the solution in line with his changing needs."

For information, please contact:

Song Networks Svenska AB Song Networks Svenska AB

Mats Almgren, Sales Director Tobias Gyhlenius, press service

Tel: +46 8 5631 02 40 Tel: +46 8 5631 05 27

Mobil: +46 701 810 240 Mobil: +46 701 810 527

E-mail: mats.almgren@songnetworks.se E-mail: tobias.gyhlenius@songnetworks.se

About Song Networks,

(Stockholmsbörsen: SONW) Song Networks is a data and telecommunications operator with activities in Sweden, Finland, Norway and Denmark. The Company's business concept is to offer the best broadband solution for data communication, Internet and voice to businesses in the Nordic region. The Company has built local access networks in the largest cities in the Nordic region. The Company was founded in 1995 in Sweden and have approximately 830 employees per March 2003.

The head office is located in Stockholm and Song Networks have 24 offices located in the Nordic region. www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2003

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer